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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

Magnolia Oil & Gas Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

559663109
(CUSIP Number)

J. Andrew West
1001 Fannin Street, Suite 800
Houston, Texas 77002
(713) 659-3500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 4, 2018
(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559663109	Schedule 13D	Page 2 of 19 Pages

(1)	Name of Filing Parties:
I.R.S. Identification No. of Above Persons (entities only):

EnerVest, Ltd./76-0378595
(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒
(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

Texas, U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 128,730,358 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 128,730,358 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

128,730,358
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐
(13)	Percent of Class Represented by Amount in Row (11):

51.6%
(14)	Type of Reporting Person (See Instructions):

PN

Note: All share numbers on these cover pages presented on an as-converted basis.

(1) EnerVest, Ltd. (“EnerVest”) may be deemed to have beneficial ownership of 128,730,358 shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”). Such shares are held (in the amounts set forth below) by EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-C, L.P. and EnerVest Energy Institutional Fund XIV-C-AIV, L.P. (collectively, the “Record Holders”). The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 3 of 19 Pages

(1)	Name of Filing Parties:
I.R.S. Identification No. of Above Persons (entities only):

EnerVest Management GP, L.C./76-0629541
(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒
(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

Texas, U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 128,730,358 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 128,730,358 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

128,730,358
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐
(13)	Percent of Class Represented by Amount in Row (11):

51.6%
(14)	Type of Reporting Person (See Instructions):

OO

(1) EnerVest Management GP, L.C. (“EVM GP”) may be deemed to have beneficial ownership of 128,730,358 shares of Class A Common Stock. Such shares are held (in the amounts set forth below) by the Record Holders. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 4 of 19 Pages

(1)	Name of Filing Parties:
I.R.S. Identification No. of Above Persons (entities only):

EnerVest Energy Institutional Fund XIV-A, L.P. / 47-2575103
(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒
(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

Delaware, U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 61,613,201 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 61,613,201 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

61,613,201
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐
(13)	Percent of Class Represented by Amount in Row (11):

24.7%
(14)	Type of Reporting Person (See Instructions):

PN

(1) EnerVest Energy Institutional Fund XIV-A, L.P. (“EV XIV-A”) owns of record 61,613,201 shares of the Issuer’s Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock”), each share of which, pursuant to the Amended and Restated Limited Liability Company Agreement of Magnolia Oil & Gas Parent LLC (“Magnolia LLC”), dated as of July 31, 2018 (the “LLC Agreement”), may be exchanged (by exchanging one unit in Magnolia LLC (a “Unit”) and one share of Class B Common Stock) for one share of Class A Common Stock. The ability to exchange Class B Common Stock for Class A Common Stock and the relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 5 of 19 Pages

(1)	Name of Filing Parties:
I.R.S. Identification No. of Above Persons (entities only):

EnerVest Energy Institutional Fund XIV-2A, L.P. / 81-2214106
(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒
(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

Delaware, U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 12,176,137 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 12,176,137 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

12,176,137
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐
(13)	Percent of Class Represented by Amount in Row (11):

4.9%
(14)	Type of Reporting Person (See Instructions):

PN

(1) EnerVest Energy Institutional Fund XIV-2A, L.P. (“EV XIV-2A”) owns of record 12,176,137 shares of the Issuer’s Class B Common Stock, each share of which, pursuant to the LLC Agreement may be exchanged (by exchanging one Unit and one share of Class B Common Stock) for one share of Class A Common Stock. The ability to exchange Class B Common Stock for Class A Common Stock and the relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 6 of 19 Pages

(1)	Name of Filing Parties:
I.R.S. Identification No. of Above Persons (entities only):

EnerVest Energy Institutional Fund XIV-3A, L.P. / 81-2835063
(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒
(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

Delaware, U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 12,031,193 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 12,031,193 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

12,031,193
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐
(13)	Percent of Class Represented by Amount in Row (11):

4.8%
(14)	Type of Reporting Person (See Instructions):

PN

(1) EnerVest Energy Institutional Fund XIV-3A, L.P. (“EV XIV-3A”) owns of record 12,031,193 shares of the Issuer’s Class B Common Stock, each share of which, pursuant to the LLC Agreement may be exchanged (by exchanging one Unit and one share of Class B Common Stock) for one share of Class A Common Stock. The ability to exchange Class B Common Stock for Class A Common Stock and the relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 7 of 19 Pages

(1)	Name of Filing Parties:
I.R.S. Identification No. of Above Persons (entities only):

EnerVest Energy Institutional Fund XIV-WIC, L.P. / 61-1751769
(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒
(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

Delaware, U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 643,646 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 643,646 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

643,646
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐
(13)	Percent of Class Represented by Amount in Row (11):

Less than 1%
(14)	Type of Reporting Person (See Instructions):

PN

(1) EnerVest Energy Institutional Fund XIV-WIC, L.P. (“EV XIV-WIC”) owns of record 643,646 shares of the Issuer’s Class B Common Stock, each share of which, pursuant to the LLC Agreement may be exchanged (by exchanging one Unit and one share of Class B Common Stock) for one share of Class A Common Stock. The ability to exchange Class B Common Stock for Class A Common Stock and the relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 8 of 19 Pages

(1)	Name of Filing Parties:
I.R.S. Identification No. of Above Persons (entities only):

EnerVest Energy Institutional Fund XIV-C, L.P. / 61-1751620
(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒
(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

Delaware, U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 35,383,633 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 35,383,633 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

35,383,633
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐
(13)	Percent of Class Represented by Amount in Row (11):

14.2%
(14)	Type of Reporting Person (See Instructions):

PN

(1) EnerVest Energy Institutional Fund XIV-C, L.P. (“EV XIV-C”) owns of record 35,383,633 shares of Class A Common Stock. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 9 of 19 Pages

(1)	Name of Filing Parties:
I.R.S. Identification No. of Above Persons (entities only):

EnerVest Energy Institutional Fund XIV-C-AIV, L.P. / 83-1342712
(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒
(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

Delaware, U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,882,548 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 6,882,548 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

6,882,548
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐
(13)	Percent of Class Represented by Amount in Row (11):

2.8%
(14)	Type of Reporting Person (See Instructions):

PN

(1) EnerVest Energy Institutional Fund XIV-C-AIV, L.P. (“EV XIV-C-AIV”) owns of record 6,882,548 shares of the Issuer’s Class B Common Stock, each share of which, pursuant to the LLC Agreement may be exchanged (by exchanging one Unit and one share of Class B Common Stock) for one share of Class A Common Stock. The ability to exchange Class B Common Stock for Class A Common Stock and the relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 10 of 19 Pages

(1)	Name of Filing Parties:
I.R.S. Identification No. of Above Persons (entities only):

John B. Walker
(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒
(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 160,000 (1)
	(8)	Shared Voting Power 128,730,358 (2)
	(9)	Sole Dispositive Power 160,000 (1)
	(10)	Shared Dispositive Power 128,730,358 (2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

128,890,358
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐
(13)	Percent of Class Represented by Amount in Row (11):

51.6%
(14)	Type of Reporting Person (See Instructions):

IN

(1)       Mr. Walker is the sole owner of (a) 160,000 shares of the Company’s Class A Common Stock and (b) 11,000 restricted stock units (“RSUs”) granted under the Magnolia Oil & Gas Corporation Long Term Incentive Plan. Each RSU represents a contingent right to receive one share of Class A Common Stock. The RSUs will vest on the one-year anniversary of the vesting commencement date, August 1, 2019 and, as such, Mr. Walker may not acquire beneficial ownership of such securities within 60 days of the date hereof.

(2)        As described in Item 5 below, Mr. Walker, by virtue of his indirect ownership and status as a principal of EVM GP, EnerVest’s general partner, may be deemed to have beneficial ownership of an aggregate of 128,730,358 shares of Class A Common Stock, which shares are owned of record by the Record Holders. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 11 of 19 Pages

(1)	Name of Filing Parties:
I.R.S. Identification No. of Above Persons (entities only):

EnerVest Investment Services, L.L.C. /27-4656496
(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒
(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

Delaware, U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 128,730,358 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 128,730,358 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

128,730,358
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐
(13)	Percent of Class Represented by Amount in Row (11):

51.6%
(14)	Type of Reporting Person (See Instructions):

IA

(1) EnerVest Investment Services, L.L.C. (“EIS, LLC”) may be deemed to have beneficial ownership of 128,730,358 shares of Class A Common Stock, which shares are owned of record by the Record Holders. The relationship of the parties filing this Schedule 13D is described in Item 2.

Note: All share numbers on these cover pages presented on an as-converted basis.

CUSIP No. 559663109	Schedule 13D	Page 12 of 19 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of Magnolia Oil & Gas, Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

The address of the Issuer’s principal executive offices is 1001 Fannin Street, Suite 400, Houston, Texas 77002.

ITEM 2.	IDENTITY AND BACKGROUND

The disclosure provided in Item 2 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

(a)	On October 4, 2018, 1,105,449 shares of Class A Common Stock and 2,894,551 shares of Class B Common Stock were earned by, and awarded to, the Record Holders, in each case pursuant to the earn-out provisions under the Contribution Agreement. Such shares were issued in the amounts and to the Record Holders set forth below:

Holder	Shares of Class A Common Stock Received	Shares of Class B Common Stock Received
EV XIV-A	0	1,924,907

EV XIV-2A	0	357,422

EV XIV-3A	0	377,102

EV XIV-WIC	0	20,107

EV XIV-C	1,105,449	0

EV XIV-C-AIV	0	215,013

CUSIP No. 559663109	Schedule 13D	Page 13 of 19 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting Power	Number of Shares With Shared Voting Power	Sole Beneficial Ownership	Shared Beneficial Ownership	Percentage of Class Beneficially Owned
EnerVest	0	128,730,358	0	128,730,358	51.6%

EVM GP	0	128,730,358	0	128,730,358	51.6%

EV XIV-A	0	61,613,201	0	61,613,201	24.7%

EV XIV-2A	0	12,176,137	0	12,176,137	4.9%

EV XIV-3A	0	12,031,193	0	12,031,193	4.8%

EV XIV-WIC	0	643,646	0	643,646	Less than 1%

EV XIV-C	0	35,383,633	0	35,383,633	14.2%

EV XIV-C-AIV	0	6,882,548	0	6,882,548	2.8%

John B. Walker	160,000	128,730,358	160,000	128,730,358	51.6%

EIS, LLC	0	128,730,358	0	128,730,358	51.6%

*All share numbers presented in this table assume full conversion of Class B Common Stock (with the Units) to Class A Common Stock.

The filing of this Schedule 13D shall not be construed as an admission by any Filing Party that, for the purpose of Section 13(d) or 13(g) of the Act, such Filing Party is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Filing Party.

CUSIP No. 559663109	Schedule 13D	Page 14 of 19 Pages

Except as indicated in this Item 5 or as set forth herein, neither the Filing Parties nor, to the best knowledge of the Filing Parties, any of the Listed Persons owns beneficially, or has any right to acquire, directly or indirectly, any additional shares of Class A Common Stock or Class B Common Stock. Pursuant to the contribution agreement entered into in connection with the Transaction (the “Contribution Agreement”), for a period of five years following the Closing, the Record Holders were entitled to receive an aggregate of up to 13,000,000 additional shares of Class A Common Stock or Class B Common Stock based on the achievement of certain EBITDA and free cash flow or stock price thresholds. As of the date of the issuance described herein, all such shares have been earned. In addition, pursuant to the terms of the Non-Compete entered into in connection with the Transaction, the Issuer agreed to issue up to 4,000,000 shares of Class A Common Stock to an affiliate of EnerVest if certain stock price thresholds are met. Upon such issuance, certain Listed Persons may be granted a portion of such issued Class A Common Stock by such affiliate in connection with services provided to the Issuer with respect to the assets acquired by the Issuer pursuant to the Transaction. Such shares are not capable of being earned within sixty days from the date hereof.

(c)

Mr. Walker made the following transactions involving the Class A Common Stock in the 60 days prior to filing this Schedule 13D. Each day’s purchases comprised open market transactions made on that day, and, where denoted with an “*”, the price per share reported is the weighted average sale price. The Reporting Person hereby undertakes to provide upon request to the SEC staff, the Issuer, or a security holder of the Issuer full information regarding the number of shares of Class A Common Stock and prices at which such trades were effected.

Date	Number of Shares	Type of Transaction	Price per Share
9/10/2018	70,000	Purchase	$13.59

9/11/2018	40,000	Purchase	$13.76*

9/12/2018	50,000	Purchase	$14.00

Other than as acquired pursuant to the Transaction or otherwise reported herein (including as may have been reported in EnerVest’s initial Schedule 13D filed with the SEC on August 10, 2018 or in any amendment thereto), none of the Filing Parties has effected any transactions involving the Class A Common Stock in the 60 days prior to filing this Amendment.

(d)	No person other than the Filing Parties has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock owned of record by the EnerVest entities.

(e)	Not applicable.

CUSIP No. 559663109	Schedule 13D	Page 15 of 19 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1	Stockholder Agreement, dated as of July 31, 2018, by and among Magnolia Oil & Gas Corporation, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-C, L.P., EnerVest Energy Institutional Fund XIV-C-AIV, L.P. and TPG Pace Energy Sponsor, LLC (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.2	Registration Rights Agreement, dated as of July 31, 2018, by and among Magnolia Oil & Gas Corporation, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-C, L.P., EnerVest Energy Institutional Fund XIV-C-AIV, L.P., TPG Pace Energy Sponsor, LLC, Arcilia Acosta, Edward Djerejian, Chad Leat and Dan F. Smith (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.3	Amended and Restated Limited Liability Company Agreement of Magnolia Oil & Gas Parent LLC, dated as of July 31, 2018 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.4	Non-Competition Agreement, by and between Magnolia Oil & Gas Corporation and EnerVest Ltd., dated as of July 31, 2018 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.5	Contribution and Merger Agreement, dated as of March 20, 2018, by and among TPG Pace Energy Holdings Corp., TPG Pace Energy Parent LLC, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., and EnerVest Energy Institutional Fund XIV-3A, L.P. and EnerVest Energy Institutional Fund XIV-C, L.P. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 20, 2018).

7.6	Joint Filing Agreement (incorporated by reference to Exhibit 7.6 to EnerVest’s Schedule 13D, filed with the SEC on August 10, 2018).

CUSIP No. 559663109	Schedule 13D	Page 16 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D with respect to the undersigned is true, complete, and correct.

Dated as of October 9, 2018

EnerVest Management GP, L.C.

By:	/s/ John B. Walker
Name:	John B. Walker
Title:	Chief Executive Officer

EnerVest, Ltd.
By: EnerVest Management GP, L.C., its General Partner

By:	/s/ John B. Walker
Name:	John B. Walker
Title:	Chief Executive Officer

EnerVest Energy Institutional Fund XIV-A, L.P.
By: EVFA GP XIV, LLC, its Managing General Partner
By: EnerVest, Ltd., its sole member
By: EnerVest Management GP, L.C., its General Partner

By:	/s/ John B. Walker
Name:	John B. Walker
Title:	Chief Executive Officer

EnerVest Energy Institutional Fund XIV-2A, L.P.
By: EVFA XIV-2A, LLC, its Managing General Partner
By: EnerVest, Ltd., its sole member
By: EnerVest Management GP, L.C., its General Partner

By:	/s/ John B. Walker
Name:	John B. Walker
Title:	Chief Executive Officer

CUSIP No. 559663109	Schedule 13D	Page 17 of 19 Pages

EnerVest Energy Institutional Fund XIV-3A, L.P.
By: EVFA XIV-3A, LLC, its Managing General Partner
By: EnerVest, Ltd., its sole member
By: EnerVest Management GP, L.C., its General Partner

By:	/s/ John B. Walker
Name:	John B. Walker
Title:	Chief Executive Officer

EnerVest Energy Institutional Fund XIV-WIC, L.P.
By: EnerVest Holding XIV, LLC, its Managing General Partner
By: EnerVest, Ltd., its sole member
By: EnerVest Management GP, L.C., its General Partner

By:	/s/ John B. Walker
Name:	John B. Walker
Title:	Chief Executive Officer

EnerVest Energy Institutional Fund XIV-C, L.P.
By: EVFC GP XIV, LLC, its Managing General Partner
By: EnerVest, Ltd., its sole member
By: EnerVest Management GP, L.C., its General Partner

By:	/s/ John B. Walker
Name:	John B. Walker
Title:	Chief Executive Officer

EnerVest Energy Institutional Fund XIV-C-AIV, L.P.
By: EVFC GP XIV, LLC, its Managing General Partner
By: EnerVest, Ltd., its sole member
By: EnerVest Management GP, L.C., its General Partner

By:	/s/ John B. Walker
Name:	John B. Walker
Title:	Chief Executive Officer

CUSIP No. 559663109	Schedule 13D	Page 18 of 19 Pages

EnerVest Investment Services, L.L.C.
By: EnerVest Holding, L.P., its Sole Member
By: EnerVest Operating, L.L.C., its General Partner

By:	/s/ John B. Walker
Name:	John B. Walker
Title:	Executive Chairman

/s/ John B. Walker
John B. Walker

CUSIP No. 559663109	Schedule 13D	Page 19 of 19 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

7.1	Stockholder Agreement, dated as of July 31, 2018, by and among Magnolia Oil & Gas Corporation, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-C, L.P., EnerVest Energy Institutional Fund XIV-C-AIV, L.P. and TPG Pace Energy Sponsor, LLC (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.2	Registration Rights Agreement, dated as of July 31, 2018, by and among Magnolia Oil & Gas Corporation, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-C, L.P., EnerVest Energy Institutional Fund XIV-C-AIV, L.P., TPG Pace Energy Sponsor, LLC, Arcilia Acosta, Edward Djerejian, Chad Leat and Dan F. Smith (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.3	Amended and Restated Limited Liability Company Agreement of Magnolia Oil & Gas Parent LLC, dated as of July 31, 2018 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.4	Non-Competition Agreement, by and between Magnolia Oil & Gas Corporation and EnerVest Ltd., dated as of July 31, 2018 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.5	Contribution and Merger Agreement, dated as of March 20, 2018, by and among TPG Pace Energy Holdings Corp., TPG Pace Energy Parent LLC, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., and EnerVest Energy Institutional Fund XIV-3A, L.P. and EnerVest Energy Institutional Fund XIV-C, L.P.(incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 20, 2018).

7.6	Joint Filing Agreement (incorporated by reference to Exhibit 7.6 to EnerVest’s Schedule 13D, filed with the SEC on August 10, 2018).